Exhibit 3.1
CERTIFICATE OF ELIMINATION
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
OPENLANE, INC.
(Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware)
OPENLANE, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1.Pursuant to the authority conferred upon the board of directors of the Corporation (the “Board”) by the Amended and Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware (the “Certificate of Incorporation”), the Board previously adopted resolutions creating and authorizing the issuance of 1,500,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Corporation (the “Series A Preferred Stock”), subject to the Certificate of Designations designating the Series A Preferred Stock (the “Certificate of Designations”) as filed with the Secretary of State of the State of Delaware on June 9, 2020.

2.None of the authorized shares of the Series A Preferred Stock are outstanding and none will be issued by the Corporation pursuant to the Certificate of Designations.

3.Pursuant to the authority conferred upon the Board pursuant to the Certificate of Incorporation, on May 29, 2026, the Board duly adopted the following resolutions, approving the elimination of the Series A Preferred Stock:
WHEREAS, the Board previously adopted resolutions creating and authorizing a series of preferred stock designated as Series A Convertible Preferred Stock, par value $0.01 per share, of the Corporation (the “Series A Preferred Stock”), subject to the Certificate of Designations designating the Series A Preferred Stock (the “Certificate of Designations”), as filed with the Secretary of State of the State of Delaware on June 9, 2020;
WHEREAS, none of the authorized shares of the Series A Preferred Stock are outstanding and none will be issued by the Corporation pursuant to the Certificate of Designations; and
WHEREAS, the Board has determined that it is advisable and in the best interests of the Corporation and its stockholders to eliminate the Series A Preferred Stock (the “Elimination”).
NOW, THEREFORE, BE IT RESOLVED, that none of the authorized shares of the Series A Preferred Stock are outstanding and none will be issued by the Corporation pursuant to the Certificate of Designations; and
FURTHER RESOLVED, that the Elimination be, and hereby is, authorized, approved and adopted in all respects; and
FURTHER RESOLVED, that the officers of the Corporation be, and each hereby is, authorized, in the name and on behalf of the Corporation, to prepare, execute and deliver to the Secretary of State of the State of Delaware a Certificate of Elimination as required by the DGCL in order to effect the cancellation and elimination of the Series A Preferred Stock, and any and all additional documents required to be filed therewith.
4.In accordance with Section 151(g) of the DGCL, the Certificate of Incorporation, as effective immediately prior to the filing of this Certificate of Elimination, is hereby amended to eliminate all references to the Series A Preferred Stock, and the shares that were designated as Series A Preferred Stock are hereby returned to the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed on this 29th day of May, 2026.
OPENLANE, INC.

By: /s/ Charles S. Coleman
Name:     Charles S. Coleman
Title:     Executive Vice President, Chief Legal
Officer and Secretary